FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of March 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X       Form 40-F
                                  ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes        No   X
                                      ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

 Report on the Outcome of the Extraordinary Meeting of the Board of Directors of
                                  CEZ, a. s.,
                             held on March 17, 2004.


At the Extraordinary Meeting held on this day, the Board of Directors of CEZ, a.s. has:

1. removed Pavel Hejkal from the office of the Executive Sales Manager, effective as of March 31, 2004, and

2. appointed Alan Svoboda to the office of the Executive Sales Manager, effective as of April 1, 2004.


The Board of Directors has expressed its thanks to Pavel Hejkal for the work he performed.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   CEZ, a. s.

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                                                  (Registrant)
Date: March 17, 2004

                                            By: /s/ Libuse Latalova
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                                                  Libuse Latalova
                                          Head of Finance Administration